Exhibit 3.1
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
URANERZ ENERGY CORPORATION
(A NEVADA CORPORATION)
(the “Corporation”)

AMENDED AND RESTATED ARTICLES OF INCORPORATION
ARTICLE 1
Name
The name of the Corporation is: URANERZ ENERGY CORPORATION.
ARTICLE 2
Resident Agent
The resident agent for the Corporation and its street address in Nevada where process may be served is: CSC Service of Nevada, Inc., 502 East John Street, Carson City, Nevada 89706.
ARTICLE 3
Number of Shares the Corporation is Authorized to Issue
The aggregate number of shares that the Corporation will have authority to issue is Two Hundred and Ten Million (210,000,000) shares, of which Two Hundred Million (200,000,000) shares will be common stock, with a par value of $0.001 per share, and Ten Million (10,000,000) shares will be preferred stock, with a par value of $0.001 per share.
The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock, including, but not limited to the following:
(a)	The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;
(b)	Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;
(c)	The amount payable upon shares in the event of voluntary or involuntary liquidation;
(d)	Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(e)	The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;
(f)	Voting powers, if any, provided that if any of the Preferred Stock or series thereof shall have voting rights, such Preferred Stock or series shall vote only on a share for share basis with the Common Stock on any matter, including but not limited to the election of directors, for which such Preferred Stock or series has such rights; and
(g)	Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.
The Corporation shall not declare, pay or set apart for payment any divided or other distribution (unless payable solely in shares of Common Stock or other class of stock junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred Stock, nor shall it redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to the holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, payable to holders of Preferred Stock for the current period and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.
In the event of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article.
ARTICLE 4
Purpose of Corporation
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under NRS 78.
ARTICLE 5
Acquisition of Controlling Interest
The Corporation elects not to be governed by NRS 78.378 to 78.3793, inclusive.
ARTICLE 6
Combinations with Interested Stockholders
The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.
ARTICLE 7
Other Matters
No other matters.

ARTICLE 8
Approval of Restated Articles by Shareholders
The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favour of the amendment is: 59.44%.
ARTICLE 9
Officers’ Signatures

“Dennis Higgs”	“Aileen Fehr”

Dennis Higgs, President	Aileen Fehr, Secretary
ARTICLE 10
Stockholder Approval and Rights of Dissent
If the event of (a) any proposed amendment to the Corporation’s Articles of Incorporation that would add, change or remove any provisions restricting or constraining the issue, transfer or ownership of any class of the Corporation’s common stock or preferred stock, (b) any proposed amendment to the Corporation’s Articles of Incorporation that would add, change of remove any restriction on the business or businesses that the Corporation may carry on, (c) any proposed amendment to the Corporation’s Articles of Incorporation that would add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, (i) remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, (ii) add, remove or prejudicially redemption rights, (iii) reduce or remove a dividend preference or a liquidation preference, or (iv) add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities or a corporation, or sinking fund provisions, (d) any proposed amendment to the Corporation’s Articles of Incorporation that would increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class, (e) any proposed amendment to the Corporation’s Articles of Incorporation that would make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class, (f) any proposed amendment to the Corporation’s Articles of Incorporation that would effect an exchange or create a right of exchange of all or part of the shares of another class into the shares or such class, (g) any proposed amendment to the Corporation’s Articles of Incorporation that would constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint, (h) any proposed sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business, (i) any proposal to carry out a going-private transaction or a squeeze-out transaction, then (z) the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof, and (y) any stockholder whose vote is required may dissent in accordance with the provisions of NRS 92A.300 to 92A.500, inclusive, and obtain payment of the fair value of the shares held by such stockholder.
ARTICLE 11
Minority Shareholder Remedy, Derivative Actions
     (a) In this section, “complainant” means: (i) a registered holder or a beneficial owner, and a former registered holder or beneficial owner of any class of the Corporation’s stock, and (ii) a director or an officer or a former director or officer of the Corporation or any of its affiliates.

     (b) Subject to subsection (c) below, any complainant, as defined in subsection (a) above, may apply to a court for leave to bring an action in the name and on behalf of the Corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.
     (c) No action described above in subsection (b) may be brought and no intervention in an action may be made until the court is satisfied that: (i) the complainant has given notice to the directors of the Corporation or its subsidiary of the intention to apply to the court not less than fourteen days before bringing the application, or as otherwise ordered by the court, if the directors of the Corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the Corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.
ARTICLE 12
Consideration for Shares
The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property of benefit to the Corporation, including cash, services, assets or other securities of the Corporation, except that neither promissory notes nor future services will constitute valid consideration. A share shall not be issued until the consideration for the share is fully paid in money or in property or past services that is not less in fair equivalent of the money that the Corporation would have received if the share had been issued for money. When the Corporation receives the consideration for which the Board of Directors authorized the issuance of the shares, the shares issued for the consideration shall be fully paid and non-assessable. Directors of the Corporation who vote for or consent to a resolution authorizing the issue of a share for a consideration other than money are jointly and severally liable to the Corporation to make good any amount by which the consideration received is less than the fair equivalent of money that the corporation would have received if the share had been issued for money on the date of the resolution.
ARTICLE 13
Voting Rights of Directors
Each director will have equal voting rights at all meetings and proceedings of the directors.
ARTICLE 14
Annual Meetings
Annual meetings of the stockholders shall be held each year on a date and time designated by the Board of Directors provided that each annual meeting will be held no later than six (6) months following the Corporation’s fiscal year end. At each annual meeting, the stockholders shall elect by vote a Board of Directors and shall transaction such other business as may properly be brought before the meeting.
ARTICLE 15
Required Shareholders Approval of Amendments to Certain Articles
Subject to any higher threshold imposed by Nevada law, Articles 10, 11, 12, 13 and 14 may only be amended by a two-thirds (2/3) approval of the votes cast for amendments to the Corporation’s articles of incorporation at any annual or special meeting of the stockholders called for such purpose.